# SEC Schedule 13D/A (Amendment No. 8) — Beneficial ownership report by holders of more than 5% of a class

Issuer: NOVAVAX, INC., CIK 0001000694
CUSIP: 670002401
Title of class of securities: Common Stock, Par Value $0.01 per share
Address of issuer's principal executive offices: 21 FIRSTFIELD RD, GAITHERSBURG, Maryland (MD), 20878
Date of event which requires filing of this statement: 10/16/2026
Filed by CIK 0001383838
Persons authorized to receive notices and communications: Himanshu H. Shah, 2301 Sugar Bush Road, Suite 510, Raleigh, North Carolina (NC), 27612, (919) 719-6360

## Reporting persons
- Shah Capital Management (CIK 0001383838): type of reporting person: investment adviser (IA); citizenship or place of organization: North Carolina (NC); source of funds: other (OO); sole voting power 0; shared voting power 10,543,476; sole dispositive power 0; shared dispositive power 10,543,476; aggregate amount beneficially owned 10,543,476 (6.39% of the class)
- Shah Capital Fund LLC: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 6,230,000; sole dispositive power 0; shared dispositive power 6,230,000; aggregate amount beneficially owned 6,230,000 (3.78% of the class)
- Himanshu H. Shah (CIK 0001726830): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: personal funds (PF); sole voting power 113,488; shared voting power 10,543,476; sole dispositive power 113,488; shared dispositive power 10,543,476; aggregate amount beneficially owned 10,656,964 (6.46% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, Par Value $0.01 per share
Name of issuer: NOVAVAX, INC.
Address of issuer's principal executive offices: 21 FIRSTFIELD RD, GAITHERSBURG, Maryland (MD), 20878
Comment: The following constitutes Amendment No. 8 to the Schedule 13D filed by the undersigned (the "Amendment No. 8"). This Amendment No. 8 amends the Schedule 13D as specifically set forth herein.

## Item 2. Identity and Background
Name of person filing:
(i) Shah Capital Management, Inc. ("Shah Capital"), a North Carolina corporation, who serves as the investment adviser to Shah Opportunity (as defined below);

(ii) Shah Capital Fund LLC ("Shah Fund"), a Delaware limited liability company; and

(iii) Himanshu H. Shah ("Mr. Shah"), who serves as President and Chief Investment Officer of Shah Capital.

Shah Capital, Shah Fund and Mr. Shah are referred to collectively as the "Reporting Persons."
Residence or business address:
The address of the principal business and principal office of each of the Reporting Persons is:

2301 Sugar Bush Road, Suite 510
Raleigh, North Carolina 27612
Present principal occupation or employment:
The principal business of each of Shah Capital and Shah Fund is investing in securities.

The principal occupation of Mr. Shah is serving as the President and Chief Investment Officer of Shah Capital.
Criminal convictions in the last five years: During the past five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the past five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship:
Shah Capital is a North Carolina corporation.
Shah Fund is a Delaware limited liability company.
Mr. Shah is a citizen of the United States of America.

## Item 4. Purpose of Transaction
Purpose of transaction:
Effective as of October 16, 2026, Shah Capital filed a Form ADV-W to voluntarily withdraw its registration as an investment adviser with the U.S. Securities and Exchange Commission. Consequently, Shah Capital no longer operates as a registered investment adviser, and the Reporting Persons have updated their regulatory status accordingly.

As a result, the Reporting Persons no longer hold the shares with a purpose of influencing control and intend to report on Schedule 13G going forward.

The Reporting Persons completed a restructuring of their investment management activities in connection with the formation of a family office. Himanshu Shah Family Office LLC has been established to manage the investments and financial affairs of Himanshu Shah's family which was previously managed by Shah Capital Management. As part of this restructuring, Shah Capital Management voluntarily withdrew its registration as an investment adviser with the U.S. Securities and Exchange Commission on October 16, 2026.

In connection with the foregoing, Shah Capital Fund LLC has been formed and has became part of this family office structure. The securities reported herein may be held directly or indirectly through Shah Capital Fund LLC. The formation of Himanshu Shah Family Office LLC and the inclusion of Shah Capital Fund LLC therein were undertaken for organizational, administrative and investment management purposes and resulted in material change in the ultimate beneficial ownership of the securities reported herein, as disclosed in this Schedule 13D.

The Reporting Persons may from time to time review and modify the organizational structure of their investment holdings and affiliated entities. Except as described herein, the Reporting Persons have no present plans or proposals that would result in any of the actions specified in Item 4 of Schedule 13D.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Items 5(a)-(c) are hereby amended and restated to read as follows:

The aggregate percentage of the shares of Common Stock reported owned by each person named herein is based upon 165M shares outstanding as of July 31, 2026.

(i) - Shah Capital Management
10,543,476; 6.39%

(ii) - Shah Capital Fund LLC
6,230,000; 3.78%

(iii) - Himanshu H. Shah
10,656,964; 6.46%
Number of shares as to which each person has sole or shared power to vote or dispose:
(i) - Shah Capital Management
Sole Voting Power - 0
Shared Voting Power - 10,543,476
Sole Dispositive Power - 0
Shared Dispositive Power - 10,543,476

(ii) - Shah Capital Fund LLC
Sole Voting Power - 0
Shared Voting Power - 6,230,000
Sole Dispositive Power - 0
Shared Dispositive Power - 6,230,000

(iii) - Himanshu H. Shah
Sole Voting Power - 113,488
Shared Voting Power - 10,543,476
Sole Dispositive Power - 113,488
Shared Dispositive Power - 10,543,476

As of the date hereof, Shah Fund directly beneficially owns 6,230,000 shares of Common Stock. As the investment manager of Shah Fund and the Shah Managed Accounts, Shah Capital Management may be deemed to beneficially own 10,543,476 shares of Common Stock beneficially owned in the aggregate by Shah Fund and held in the Shah Managed Accounts. As of the date hereof, Mr. Shah directly beneficially owns 113,488 shares of Common Stock, which are held in the Mr. Shah Managed Account. As the President and Chief Investment Officer of Shah Capital Management, Mr. Shah may be deemed to beneficially own the 10,543,476 shares of Common Stock beneficially owned in the aggregate by Shah Fund and held in the Shah Managed Accounts, which in addition to the 113,488 shares of Common Stock he beneficially owns directly, constitutes an aggregate of 10,656,964 shares of Common Stock that Mr. Shah may be deemed to beneficially own.
Transactions in the class effected during the past sixty days:
Total Transactions in the Shares of the Issuer:

Shah Capital Fund LLC:

As of October 5, 2026, the total shares sold were 2,870,000 at an average price of $11.3486.
Other persons with the right to receive dividends or sale proceeds: No other person is known to the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of no par value covered by this Statement.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not Applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: Other than as described in this Statement, to the knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons or between the Reporting Persons and any other persons with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

## Signatures
- Shah Capital Management: /s/ Himanshu H. Shah, Himanshu H. Shah, President and Chief Investment Officer (10/16/2026)
- Shah Capital Fund LLC: /s/ Himanshu H. Shah, Himanshu H. Shah, Managing Member (10/16/2026)
- Himanshu H. Shah: /s/ Himanshu H. Shah, Himanshu H. Shah (10/16/2026)